EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Twenty-six weeks		Fiscal year ended
	August 4,	July 29,	Feb. 3,	Jan. 28,	Jan. 29,	Jan. 31,	Feb. 1,
	2007	2006	2007	2006	2005	2004	2003
NET EARNINGS
(Loss) income from continuing operations	$(1)	72	$247	$263	$255	$209	$162
Income tax (benefit) expense	(1)	45	145	142	119	115	84
Interest expense, excluding capitalized interest	10	11	23	23	22	26	33
Portion of rents deemed representative of the
interest factor (1/3)	107	105	214	210	202	177	164
	$115	233	$629	$638	$598	$527	$443

FIXED CHARGES
Gross interest expense	$10	11	$23	$23	$22	$26	$33
Portion of rents deemed representative of the
interest factor (1/3)	107	105	214	210	202	177	164
	$117	116	$237	$233	$224	$203	$197
RATIO OF EARNINGS TO FIXED CHARGES	1.0	2.0	2.7	2.7	2.7	2.6	2.2